Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of SkyTerra Communications, Inc. for the registration of 35,800,698 shares of its common stock and to the incorporation by reference therein of our report dated February 22, 2006, (except for the matter discussed in paragraph 1 of Note 1, as to which the date is October 4, 2006) with respect to the consolidated financial statements of SkyTerra Communications, Inc., as defined in Note 1 to the consolidated financial statements, included in the Current Report (Form 8-K) of SkyTerra Communications, Inc. dated October 10, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia

October 11, 2006